FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 14, 2016, announcing that Optus Selects Gilat’s Cellular Solution to Extend 3G Coverage to Rural Areas in Australia

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 14, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Optus Selects Gilat’s Cellular Solution to Extend 3G Coverage to
Rural Areas in Australia

Gilat’s innovative small-cell-over-satellite solution, CellEdge SDR, enables excellent user experience and efficient provision of broadband services

Petah Tikva, Israel, September 14, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Optus, an Australian leader in integrated telecommunications, selected Gilat’s CellEdge SDR small-cell-over-satellite solution to extend 3G cellular coverage to regional and remote areas in Australia.

By choosing Gilat’s CellEdge SDR (Software Defined Radio), Optus aims to extend its 3G mobile network areas along some of the major highways of the Northern Territory and Western Australia, providing a ‘check in’ capability. Gilat provides an integrated solution, which combines small cell and VSAT functionality, and allows cost effective and fast deployment of cellular coverage.

“Gilat’s small-cell-over-satellite solution enables us to provide mobile connectivity to unserved and underserved areas,” said Paul Sheridan, Vice President, Optus Satellite. “It is an innovative and cost effective solution to address our requirements for delivering a high quality user experience, under challenging environmental conditions in regional Australia.”

“Gilat’s solution will enable Optus to expand mobile services quickly and affordably,” added Oded Sheshinski, RVP Asia-Pacific at Gilat. “This success further strengthens our leadership in the cellular LTE market and opens up additional opportunities for integrated small-cell-over-satellite solutions.”

About Optus
Optus is an Australian leader in integrated telecommunications, delivering cutting-edge communications, information technology and entertainment services. In 2001 Singtel became the parent company of Optus, paving the way to become a strong and strategic telecommunications player within the Asia-Pacific region. With more than 130 years of operating experience the Singtel Group is Asia's leading communications group providing a wide spectrum of multimedia and infocomms technology (ICT) solutions, including voice, data and video services over fixed and wireless platforms.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net